Exhibit 99.4

Report of the Supervisory Board
of Fresenius Medical Care AG & Co. KGaA
for the Fiscal Year 2006

In the fiscal year 2006, the company was able to successfully complete both the acquisition of Renal Care Group (RCG), and the transformation of the company from a stock corporation into a partnership limited by shares. At the beginning of the year under report, the company was still in the legal form of a stock corporation. The then members of the Managing Board of the company (as a stock corporation) are, since the entry of the transformation of legal form in the Commercial Register on 10 February 2006, members of the Managing Board of the general partner, i.e. Fresenius Medical Care Management AG. The members of the Supervisory Board of the stock corporation, with the exception of Dr. Ulf M. Schneider, continued in office within the framework of the change in the legal form. All members of the Supervisory Board were re-elected at the ordinary General Meeting on 9 May 2006 for the period until the conclusion of the General Meeting which resolves on the discharge for the fiscal year 2010. At the ordinary General Meeting on 9 May 2006, William P. Johnston, former chairman of the Board of Directors of Renal Care Group, Inc., was also elected to the Supervisory Board of the Fresenius Medical Care AG & CO. KGaA.

In the expired fiscal year, the Supervisory Board again engaged intensively with the position and perspectives of the company and various special issues while performing the tasks assigned to it by statute and the Articles of Association. We regularly advised the Managing Board of the general partner on the management of the company and supervised the management of the company. The Managing Board informed us regularly in written and oral reports, promptly and comprehensively on all material questions of company planning and strategy, the course of business, the situation of the group and the risk situation and risk management. We reviewed, as usual in previous years, the business development of the companies acquired in the previous years – in particular the dialysis clinics - and compared this with the plans and prognoses at the time of each acquisition. We also reviewed the profitability of the individual national subsidiaries and discussed this with the Managing Board.

Five meetings of the Supervisory Board took place in the fiscal year 2006 and all members of the Supervisory Board attended these meetings. In addition, between meetings, important or urgent information was provided in writing or in telephone conferences. In addition, the chairman of the Supervisory Board maintained close contact with the Managing Board of the general partner.

Principal Topics discussed in the Supervisory Board:

The acquisition of the Renal Care Group, Inc. (RCG) and the integration of the management of that company with Fresenius Medical Care AG & Co. KGaA was most prominent in the deliberations of the Supervisory Board in 2006 also. The operative, financial and personnel effects of this merger were each discussed in detail. The same applies to the divesting of single clinics to achieve anti-trust approval. The financing of the acquisition of RCG and its effects on the development of the company was also a subject which received intensive attention in the year under report. The Supervisory Board also discussed the acquisition of the Phosphate Binder business („PhosLo”) from Nabi Biopharmaceuticals Inc. with the Managing Board.

The Supervisory Board again held a one and a half day strategy meeting in autumn together with the Managing Board of Fresenius Medical Care Management AG on the growth perspectives of the company.

With regard to the explanations as to Section 289 ss. 4, Section 315 ss. 4 German Commercial Code and as to the capital classes of the company, voting rights and interests, we refer to Section B of the group management report or Section 2.5 of the management report of the Fresenius Medical Care AG & Co. KGaA.

The Audit and Corporate Governance Committee

The company in the ordinary Annual General Meeting for 2006 expanded the tasks of the Audit Committee by amending the Articles of Association and in that context changed the name of the committee to “The Audit and Corporate Governance Committee”. The Audit and Corporate Governance Committee of the company is at present composed of five members who are all independent members who - apart from their membership of the Supervisory Board of Fresenius Medical Care Management AG or of the Supervisory Board of Fresenius AG - have no substantial business, professional or personal relations with the company or with any of its affiliated companies.

The Audit and Corporate Governance Committee held a total of five meetings and also held several telephone or video conferences in the reporting year. It dealt with the annual and group financial statements, the proposed application of profits and the Report 20-F for the American Securities and Exchange Commission (SEC). The Audit and Corporate Governance Committee also discussed each of the quarterly reports with the Managing Board of Fresenius Medical Care Management AG. The Audit and Corporate Governance Committee issued the instructions to the auditor of the company’s and the group’s annual financial statements and discussed and determined the main issues in the audit with him. Risk management was again several times the subject of discussion. The Managing Board of the general partner reported several times on the compliance situation of the company.

Representatives of the auditor participated in all meetings of the Audit and Corporate Governance Committee and reported in each case on the audit work and the review of the quarterly financial statements.

In 2006, the Audit and Corporate Governance Committee was again concerned, in particular, with the checking of the company’s internal controlling system according to the Sarbanes-Oxley Act (“SOX 404”) and above all including in connection with the integration of the business of the company with that of RCG in the USA. On 16 February 2007, the company received the unqualified audit certificate of KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, for the implementation of the provisions of SOX 404 in 2006.

The Audit and Corporate Governance Committee also checked the legal relations of the company with Fresenius AG and its affiliates.

The general partner informed the Audit and Corporate Governance Committee that the German Financial Reporting Enforcement Panel carried out spot-checks on the group financial statements to 31. December 2005 and the group report of our company according to Section 342b ss. 2 sentence 3 No. 3 German Commercial Code (HGB) and raised no issues thereon.

Joint Committee

By an amendment to the Articles of Association passed at the ordinary General Meeting on 9 May 2006, the company established a further body, the Joint Committee, which consists of two members each of the Supervisory Board of the company (Fresenius Medical Care AG & Co. KGaA) and of its general partner (Fresenius Medical Care Management AG). The ordinary General Meeting 2006 elected Dr. Walter L. Weisman and John Gerhard Kringel as the members of the Joint Committee to be delegated by the company (Fresenius Medical Care AG & Co. KGaA). Certain significant transactions and certain legal transactions between the company and Fresenius AG or its affiliates require the approval of the Joint Committee, which meets only when such resolutions are required to be passed. In 2006, no such resolutions arose.

Corporate Governance:

At its first meeting in the fiscal year 2007, the Supervisory Board again reviewed its efficiency and the flow of information between the Managing Board of the general partner and the Supervisory Board and between the latter and the Audit and Corporate Governance Committee.

The Audit and Corporate Governance Committee met regularly after its own meetings including only with representatives of the auditors in the absence of members of the Managing Board of the general partner.

The declaration of conformity of the company pursuant to Section 161 German Stock Corporation Act (AktG) to the German Corporate Governance Code applies in the version of December 2006 permanently accessible on the company’s Internet site. The exceptions are only the age limit for members of the Managing Board and the Supervisory Board and the remuneration of the Supervisory Board.

Annual and Group Financial Statements:

The Supervisory Board reviewed the annual financial statements, the management report and the proposal for the appropriation of the balance sheet profit, the group financial statements and the group management report, in each case for the fiscal year 2006. The bookkeeping, the annual financial statements and the management report of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2006 and the group financial statements and the group management report of Fresenius Medical Care AG & Co. KGaA were audited by KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, auditors appointed by General Meeting resolution of 9 May 2006 and instructed by the Audit and Corporate Governance Committee of the Supervisory Board; they carry the unqualified audit certificate. The auditor’s reports were presented to the Audit and Corporate Governance Committee and the Supervisory Board. The Supervisory Board approved the results of the audit. No objections are to be raised in respect of the annual financial statements and management report of the company or against the group annual financial statements and group management report following the results of the review undertaken by the Supervisory Board itself.

On 20 February 2007, the Supervisory Board approved the annual financial statements of Fresenius Medical Care AG & Co. KGaA for 2006, presented by the general partner. At this meeting, the draft of the report pursuant to form 20-F to be filed with the Securities and Exchange Commission (SEC), which, besides other information, contains the group annual financial statements according to US GAAP, was also discussed. The Supervisory Board approved the general partner’s proposal for the appropriation of profit, which provides for a dividend of € 1.41 for common shares and € 1.47 for preference shares. On 20 March 2007, the Supervisory Board approved the group annual financial statements according to US GAAP for 2006. Representatives of the auditors took part in the meetings of the Supervisory Board at which resolutions on the financial statements were taken.

Dependency Report:

The general partner, Fresenius Medical Care Management AG has, in accordance with Section 312 German Stock Corporation Act (AktG), prepared a report for the fiscal year 2006 on relations with affiliated companies. The report contains the final declaration of the general partner that the company received reasonable consideration in the legal transactions and measures listed in the report in accordance with the circumstances which were known to the general partner at the time when the legal transactions or measures were undertaken or refrained from and has not been disadvantaged by the fact that measures in the meaning of Section 312 Stock Corporation Act were taken or refrained from. The Supervisory Board and the Audit and Corporate Governance Committee have reviewed the report. They share the opinion of the auditors who have added the following certificate to this report:

“After our conscientious audit and assessment, we confirm that (1) the statements of fact in the report are correct, (2) the consideration of the company in the course of the transactions listed in the report was not unreasonably high or that disadvantages have been compensated, (3) the measures listed in the report are not the occasion for an assessment substantially different from that of the general partner”.

Personal Information

On 27 June 2006, the death occurred of the former chairman of the Managing Board of Fresenius AG, Dr. h. c. Hans Kröner, who crucially contributed to the development of the dialysis division at Fresenius – which became Fresenius Medical Care AG - and which continued to be characterised by his influence for decades. We remember him with gratitude and respect.

The Supervisory Board thanks the members of the Managing Board of the general partner and all employees for their commitment and work contributed in 2006.

Bad Homburg v.d.H., 20 March 2007

The Supervisory Board

/s/ Gerd Krick

Dr. Gerd Krick